C21 Investments hires John Dempsey as Director, Digital Brand Strategy
Former Wieden + Kennedy Senior Strategist joins leading cannabis company

VANCOUVER, September 21, 2018 – C21 Investments Inc. (CSE: CXXI; FSE: C6QP) today announced it has hired John Dempsey to lead efforts on communications and brand strategy, audience development, industry intelligence and competitor analysis, retail innovation, and strategic initiative development.

“John will play a key leadership role in the C21 marketing organization,” said Randy Torcom, VP of Marketing, C21 Investments. “He will identify growth opportunities and propel expansion into new markets, and new ways of engaging in existing markets.”

C21 Investments is focused on profitably growing its revenue by acquiring quality cannabis companies with talented and ethical management teams in the United States to complement its properties in Nevada and Oregon. By focusing on operations that can be vertically integrated into its existing business model, C21 is executing its plans to become a regional powerhouse in the world’s largest cannabis market that is forecast to reach US$23 billion in annual sales by 2021.

“Digital strategy is absolutely the biggest opportunity to achieve reach and relevance in the burgeoning cannabis space,” said John Dempsey. “It will drive both tactical and long-term brand, communications, and market innovation strategies across the C21 portfolio.”

John spent the last three years at Wieden + Kennedy, a global, full-service creative agency based in Portland, Oregon, overseeing digital strategy for Kentucky Fried Chicken, Old Spice, Anki Robotics, among others.

“John’s expertise in using digital to grow audiences, build innovative transaction experiences, and drive competitive advantage at retail makes him a strong addition to the growing C21 team,” said Robert Cheney, President and CEO, C21 Investments.

By integrating its cannabis production from cultivation to retail and empowering talented local management, C21 will remain more responsive to the market while ensuring a consistent and superior customer experience, and grow revenue at each stage of the value chain.

ABOUT  C21  INVESTMENTS
C21 Investments Inc. (CSE: CXXI; FSE: C6QP) is a U.S. focused vertically integrated cannabis corporation that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. C21’s current and announced operations currently comprise Silver State Relief in Nevada, as well as Phantom Farms, Swell Companies, Eco Firma Farms, and Grön Chocolate and Grön Confections in Oregon, and five dispensaries in two states. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Media contact:	Investor contact:
David Moorcroft	Keturah Nathe
S2C Inc.	Director, C21 Investments
david@strategy2communications.com	knathe@cxxi.ca
+1 416 727-1858	+1 604 718-2800 # 312

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